The issuer has filed a registration statement with the SEC for the offering to which this presentation relates. This free writing prospectus relates to the proposed public offering of Series B Preferred Stock of CareCloud, Inc. (the “Company”), registered in a Registration Statement on Form S-3 (the “Registration Statement”), Commission File No. 333-255094. This free writing prospectus should be read together with the Registration Statement and the prospectus supplement included in that Registration Statement (including the risk factors described therein), which can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1582982/000149315222002359/form424b5.htm

You may also access the Company’s annual reports, quarterly and current reports, proxy statements and other information on the SEC website through the following link:

https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001582982&type=&dateb=&owner=exclude&count=100&search_text=

Before you invest, you should read the Registration Statement, the prospectus supplement and the other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. or on CareCloud’s investor relations web site at ir.carecloud.com. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the entire prospectus if you request it by calling Bill Korn at (732) 873-5133 x 133 or emailing bkorn@carecloud.com.

1

Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-255094
January 27, 2022

CareCloud

(formerly MTBC, Inc.)

Investor Presentation

January 2022

A leading healthcare technology company with a complete suite of proprietary, cloud-based solutions for healthcare providers

NASDAQ Global Market: MTBC, MTBCP

Safe Harbor Statements

This presentation contains forward-looking statements within the meaning of the federal securities laws. These statements relate to anticipated future events, future results of operations or future financial performance. In some cases, you can identify forward-looking statements by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "goals", "intend", "likely", "may", "might", "plan", "potential", "predict", "project", "should", "will" or the negative of these terms or other similar terms and phrases.

Our operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Forward-looking statements in this presentation include, without limitation, statements reflecting management's expectations for future financial performance and operating expenditures, expected growth, including our ability to continue as a going concern, to raise additional capital and to succeed in our future operations, profitability and business outlook, increased sales and marketing expenses, and the expected results from the integration of our acquisitions.

Forward-looking statements are only current predictions and are subject to substantial known and unknown risks, uncertainties, and other factors that may cause our (or our industry's) actual results, levels of activity, performance, or achievements to be materially different from those anticipated by such statements. These factors include our ability to:

- Manage our growth, including acquiring, partnering with, and effectively integrating acquired businesses into our infrastructure and avoiding legal exposure and liabilities associated with acquired companies and assets;
- Retain our clients and revenue levels, including effectively migrating new clients and maintaining or growing the revenue levels of our new and existing clients;
- Maintain operations in our offshore offices in a manner that continues to enable us to offer competitively priced products and services;
- Keep pace with a rapidly changing healthcare industry;
- Consistently achieve and maintain compliance with a myriad of federal, state, foreign, local, payor and industry requirements, regulations, rules, laws and contracts;
- Maintain and protect the privacy of confidential and protected Company, client and patient information;
- Develop new technologies, upgrade and adapt legacy and acquired technologies to work with evolving industry standards and third-party software platforms and technologies, and protect and enforce all of these and other intellectual property rights;
- Attract and retain key officers and employees, and the continued involvement of Mahmud Haq as Executive Chairman and A. Hadi Chaudhry as Chief Executive Officer and President, all of which are critical to our ongoing operations, growing our business and integrating of our newly acquired businesses;
- Comply with covenants contained in our credit agreement with our senior secured lender, Silicon Valley Bank and other future debt facilities;
- Pay our monthly preferred dividends to the holders of our preferred stock;
- Compete with other companies developing products and selling services competitive with ours, and who may have greater resources and name recognition than we have;
- Respond to the uncertainty resulting from the ongoing Covid-19 pandemic and the impact it may have on our operations, the demand for our services, and economic activity in general; and
- Keep and increase market acceptance of our products and services.

Although we believe that the expectations reflected in the forward-looking statements contained in this presentation are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements.

In this presentation, we disclose certain non-GAAP historical and projected financial measures, including Adjusted EBITDA. We believe that these non-GAAP financial measures provide useful information to both management and investors by excluding certain items and expenses that are not indicative of our core operating results or do not reflect our normal business operations. Our use of non-GAAP financial measures has certain limitations in that such non-GAAP financial measures may not be directly comparable to those reported by other companies. We seek to compensate for the limitation of our non-GAAP presentation by providing a detailed reconciliation of the non-GAAP financial measures to the most directly comparable U.S. GAAP measures. Investors are encouraged to review the related U.S. GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable U.S. GAAP financial measures.

The statements in this presentation are made as of the date of this presentation, and the Company does not assume any obligations to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.

Transaction Overview

Issuer	CareCloud, Inc.
Security	Series B Cumulative Redeemable Perpetual Preferred Stock ("Series B Preferred Stock")
Ticker / Exchange	MTBCO / Nasdaq Global Market
Proposed Offering Size	$25,000,000[1]
Shares Offered / Option to Purchase Additional Shares	1,000,000[1] + 15% Option to Purchase Additional Shares
Liquidation Preference per Share	$25.00
Price Talk	7.875% - 8.125% yield
Dividends	Payable monthly on the 15th day of each month, provided that if any dividend payment date is not a business day, then the dividend that would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day without adjustment in the amount of the dividend. The first dividend on the Series B Preferred Stock is scheduled to be paid on or about March 15, 2022, which may be for more or less than a full month, and will cover the period from the first date of issuance of the Series B Preferred Stock shares through, but not including, February 28, 2022.
Optional Redemption	The Series B Preferred Stock is not redeemable by the Issuer prior to February 15, 2024, except as described below under "Special Optional Redemption." The Series B Preferred Stock may be redeemed for cash in whole or in part at any time at the Issuer's option (i) on or after February 15, 2024 and prior to February 15, 2025 at a price equal to $25.75 per share, (ii) on or after February 15, 2025 and prior to February 15, 2026 at a price equal to $25.50 per share (iii) on or after February 15, 2026 and prior to February 15, 2027 at a price equal to $25.25 per share and (iv) on or after February 15, 2027 at a price equal to $25.00 per share, plus (in each case noted above) accrued and unpaid dividends to, but excluding, the date of redemption.
Special Optional Redemption	Upon the occurrence of a Change of Control (as defined in the transaction documents), the Issuer may, at its option, upon not less than 30 nor more than 60 days' written notice, redeem the Series B Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends up to, but not including, the redemption date. If the Issuer does not exercise this option, shareholders of Series B Preferred Stock may elect to exchange their shares for shares of the Issuer's common stock, where the number of shares of its common stock issued will equal (1) the redemption price plus any accumulated and unpaid dividends thereon divided by (2) the Common Stock Price (as defined in the transaction documents) for such Change of Control.
DRD/QDI Eligible	Yes, once Issuer reports positive federal taxable income. Dividends are currently treated as non-dividend distributions which reduce shareholder basis, since Issuer has reported negative current and accumulated earnings and profits (as defined in the U.S. federal tax code).
Use of Proceeds	The Issuer intends to use up to $7.5 million of net proceeds from this offering for working capital, general corporate purposes and growth initiatives, including potential future acquisitions, although the Issuer has no present plans, arrangements, commitments or agreements for any such acquisitions. The Issuer intends to use remaining net proceeds to redeem a portion of the outstanding shares of Series A Preferred Stock.
Expected Pricing Date	1/27/2022
Bookrunning Managers	B. Riley Securities, Ladenburg Thalmann, EF Hutton
Co-Managers	Aegis Capital Corp., The Benchmark Company, Boenning & Scattergood, Chapin Davis, Colliers Securities LLC, Maxim Group LLC

1) Actual offering size may differ materially from the figures shown; offering size to be determined by negotiations between the Company and the underwriters.

Our Company

A fully-integrated, cloud-based solution to optimize the clinical, financial, patient and analytics workflows for healthcare organizations across a large addressable market

Company Profile

- Founded in **2000, IPO in 2014**
- **Industry leading** software platforms across Clinical, Financial and Patient Experience
- Powering healthcare transactions at scale including **$6 B** in insurance claims and patients' receivables
- **4,000** global employees with over **500 R&D and IT** staff members
- Approx. **40,000 providers** leveraging our products and services in **80** medical specialties
- Serving over **2,600** large & small **medical practices, hospitals and health systems** nationwide
- **Significant growth trajectory** over several quarters and industry **leading metrics** across the business

Customer Profiles



Large Physician Groups



Small Medical Practices



Health Systems



Industry Partners

CareCloud Supports the Evolving Healthcare Marketplace

Transition to More Complex Payment & Delivery Models

CareCloud offers a comprehensive suite of solutions that meet the needs of large and small healthcare organizations

Administrative & Regulatory Burden. Information Security

CareCloud complies with HIPAA, MACRA and MIPS and supports its customers with technology and services, letting organizations focus on patients instead of payers.



Digital Transformation

CareCloud's telehealth app and contactless check-in app allow providers to deliver services however the patient desires

Provider Growth & Scale

CareCloud's cost-effective technology and offshore team allows practices to compete with much larger health systems

Robust Technology-Enabled Business Solutions Driving Growth

CareCloud



Practice Management Software
Electronic Health Records
Patient Experience Management
Customized Cloud Applications
Cloud-based Software
Technology-enabled Services
Revenue Cycle Management and Back-office Services
Medical Coding
Provider Credentialing
App Ecosystem
Business Intelligence
Robotic Process Automation
Telemedicine Solutions
Mobile Apps
Third-Party Connected Apps
Additional Business Services
HIT Consulting & Professional Services
Release of Information Services
Group Purchasing Organization
Medical Practice Management Services
On-Demand Workforce
Workforce Extension
Product Development
Technology Services

Multi-Faceted Growth Strategy

CareCloud



Organic Growth

- Increased spending on sales and marketing – historically <4% of revenue
- Focus on cross-selling and expanding share of wallet

Partnerships

- Turn smaller competitors into customers
- Leverage CareCloud's technology and/or on-demand workforce capabilities

Acquisitions

- Acquire revenue cycle management companies and complementary businesses
- Leverage efficiency and lower costs to grow adjusted EBITDA

Revenue Growth

$ in millions



44% CAGR
$31.8
$50.5
$64.4
$105.1
$135-138
2020-2021: 28% - 31% Growth
Range
Guidance
Actual
YTD Actual
2017
2018
2019
2020
2021 Guidance

On January 5, 2022, the Company stated it was "on track to exceed 2021 revenue guidance of $135-138 million."

Investors are cautioned that such statements involve risks and uncertainties that could cause actual results to differ materially from anticipated results

Adjusted EBITDA Growth


79% CAGR
$22-25
Range
Guidance
Actual
YTD Actual
$10.9
$8.1
$4.8
$2.3
2020-2021: 102% - 130% Growth
2017
2018
2019
2020
2021 Guidance

On January 5, 2022, the Company stated it "expected to report 2021 adjusted EBITDA of approx. $22 million, within the lower half of our guidance range."

Investors are cautioned that such statements involve risks and uncertainties that could cause actual results to differ materially from anticipated results

Non-GAAP Financial Measure Reconciliation

($000s) **Adjusted EBITDA**	2017	2018	2019	2020	2021 Guidance*
Net (loss) income	$ (5,565)	$ (2,138)	$ (872)	$ (8,813)	$ - *
Provision (benefit) for income taxes	68	(157)	193	103	150 *
Net interest expense	1,307	250	121	446	450 *
Foreign exchange / other expense	(249)	(435)	827	71	250 *
Stock-based compensation expense	1,487	2,464	3,215	6,502	5,400 *
Depreciation and amortization	4,300	2,854	3,006	9,905	12,250 *
Transaction and integration costs	515	1,891	1,736	2,694	1,500 *
Loss on lease termination, restructuring, impairment & unoccupied lease charges	276	-	219	963	2,000 *
Change in contingent consideration	152	73	(344)	(1,000)	-
Adjusted EBITDA	$ 2,291	$ 4,802	$ 8,101	$ 10,871	$ 22,000 *

**Please note the guidance provided herein for 2021 Adjusted EBITDA is not audited and is based on preliminary results of cash transactions and estimates of GAAP net income and loss, and therefore such information is subject to risks and uncertainties. The Company expects to finalize 2021 financial results in the next earnings release and report 2021 audited financial results in the Annual Report on Form 10-K for the fiscal year ended December 31, 2021 to be filed with the SEC.*

Technology-Driven Business Solutions

SaaS-based platform combined with business services

($ in millions)

YTD 2021 Revenues



Technology-driven solutions
Other healthcare IT services
Medical practice management
9%
9%
82%

YTD 2021 revenue from clients utilizing:



82%
50%
22%
10%
18%
7%
9%
2%
Technology-Driven Solutions
Other Services
Core technology components
1 or more technology components
Professional IT services
Pure revenue cycle management
Medical practice management
Other services

CareCloud's Unique Strengths Provide a Competitive Advantage

The combination of CareCloud's leading healthcare technology platform, low-cost global team, and proven track record of integrating acquired businesses and turning them profitable gives CareCloud a competitive advantage

Technology Platform

Streamlines workflow

Increases revenue

Decreases expenses for customers

Global Team

Unparalleled cost structure

Globally distributed workforce

Proven Market Consolidator

Repeatable M&A framework

Rapid integration methodology

Highly fragmented market opportunity

Capitalization as of January 26, 2022

CareCloud

	Common Stock	Series A Preferred Stock
Exchange / Ticker	Nasdaq: MTBC	Nasdaq: MTBCP
Stock Price (1)	$5.31	$27.85
Outstanding Shares (1)	14.9 million	5.3 million
Equity Value	$79 million	$148 million
Share Structure / Terms	• Fully Diluted: 18.6M shares • Public Float: 9.6M shares • Insiders: ~35%	• Dividend: 11% of redemption value ($25.00), paid monthly • Non-convertible • Redeemable at $25.00 per share at Company's option • Redemption value: $132 million



CareCloud Enterprise Value
$ Millions
$250
$200
$150
$100
$50
-
$79
$148
$6.6
$9.3
$224
Common Stock
Preferred Stock
Debt
Cash
Enterprise Value

(1) Stock prices and shares as of January 26, 2022 . Debt and cash as of Sept 30, 2021.

Why CareCloud

- Leading cloud-based healthcare platform combined with low-cost offshore services team
- Record revenue growth driven by organic as well as strategic initiatives
- History of rapidly integrating large acquisitions driving enhanced scale
- 2021 revenue expected to exceed guidance of $135-138 million
- 2021 adjusted EBITDA expected to be approximately $22 million



Corporate Website	www.carecloud.com
Investor Relations	ir.carecloud.com
Investor Inquiries	Bill Korn, CFO *bkorn@carecloud.com*
	Matt Kreps, Darrow IR *mkreps@darrowir.com* *(214) 597-8200*

CareCloud

(formerly MTBC, Inc.)



CareCloud

Appendix

Proven Leadership Team



Mahmud Haq

Founder & Executive Chairman

- Former CEO of Compass International Services (Nasdaq: CMPS); completed 14 acquisitions in 18 months, grew revenue to ~$180M run-rate, and acquired by NCO Group
- Increasing senior positions at American Express
- B.S., Aviation Management, Bridgewater State College
- M.B.A., Finance, Clark University



A. Hadi Chaudhry

President, Chief Executive Officer & Director

- Joined in 2002
- Previously served as Manager of IT, General Manager, Chief Information Officer, and VP of Global Operations
- Extensive healthcare IT experience, including various roles in the banking and IT sector
- B.S., Mathematics & Statistics; numerous IT certifications



Bill Korn

Chief Financial Officer

- Joined in 2013
- Former CFO of Antenna Software (2002-2012); completed 5 acquisitions, driving 87% CAGR
- Former executive at IBM (NYSE: IBM) for 10 years
- A.B., Economics, magna cum laude, Harvard College
- M.B.A., Harvard Business School



Stephen Snyder

Chief Strategy Officer & Director

- Joined in 2005
- Previously served as VP/General Counsel, COO, President, and CEO
- Attorney for 20 years; M&A and healthcare experience
- Focused on M&A strategy and execution
- J.D., Rutgers School of Law; senior editor, law journal

Most Recent Acquisitions

CareCloud

CareCloud

breeze



A company we purchased in January 2020 and whose name we took

- Award-winning, **enterprise-grade cloud platform** and business services for medical groups nationwide, offering:
  - **Revenue cycle management**
  - **Practice management**
  - **Electronic health record**
  - **Patient experience management software and solutions**

MERIDIAN MEDICAL MANAGEMENT

VertexDr®

PrecisionBI®

ORIGIN Healthcare Solutions

A company we purchased in June 2020 that had spun-out of GE Healthcare in 2013 and had been taken private

- Leading healthcare technology and RCM solutions provider to large, complex, multi-specialty physician groups, prestigious healthcare systems, and national healthcare IT vendors
- Robust **robotic process automation** business line
- Proprietary, **cloud-based business intelligence software**

MedMatica & Santa Rosa now

medSR

MedMatica Consulting Associates + SANTA ROSA STAFFING

A company we purchased in June 2021 after having combined with two well-known healthcare system consulting brands

- **Deep relationships** in the health system / hospital space
- Ability to drive **new and large growth** opportunities for CareCloud (BI, RPA, RCM, etc.)
- **Expands CareCloud footprint in enterprise** and health system verticals
- Enables broader portfolio of solutions for current CareCloud clients